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Exhibit 99.3  Press Release



PRESS RELEASE
October 20, 1998              For further information contact:
                              David M. Bradley
                              Chairman, President and Chief Executive Officer
                              North Central Bancshares, Inc.
                              825 Central Avenue  PO Box 1237
                              Fort Dodge, Iowa 50501
                              515-576-7531

                        NORTH CENTRAL BANCSHARES, INC.
                     ANNOUNCES THIRD QUARTER 1998 EARNINGS
                                (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $1,074,000, or diluted earnings per share of $0.35, for the third quarter of 1998, compared to $973,000, or diluted earnings per share of $0.31, during the third quarter of 1997. For the nine months ended September 30, 1998, the Company's net earnings were $3,296,000, or diluted earnings per share of $1.04, as compared to $2,822,000, or diluted earnings per share of $0.87, for the corresponding period a year ago.

As of the close of business on January 30, 1998, the Bank completed the acquisition of Valley Financial Corp. pursuant to an Agreement and Plan of Merger, dated as of September 18, 1997. The acquisition resulted in the merger of Valley Financial's wholly owned subsidiary, Valley Savings Bank, FSB, with and into the Bank, with the Bank as the resulting financial institution. Valley Savings, headquartered in Burlington, Iowa, was a federally-charted stock savings bank with three branch offices located in southeastern Iowa, with assets of approximately $110 million. The former offices of Valley Savings are being operated as a division of the Bank.

The acquisition was accounted for as a purchase transaction and therefore, the operating results of the former offices of Valley Savings Bank are included in the 1998 operating results of the Company only from the date of acquisition through September 30, 1998. The operating results for the period ended September 30, 1997 and the Company's balance sheet as of December 31, 1997 have not been restated to include any Valley Savings Bank assets, liabilities or operations. Therefore, the comparison between periods is significantly impacted by this acquisition. Total assets at September 30, 1998 were $334.7 million as compared to $222.0 million at December 31, 1997.

Nonperforming assets were 0.19% of total assets as of September 30, 1998 compared to 0.10% of total assets as of December 31, 1997. The allowance for loan losses was $2.7 million, or 1.01% of total loans at September 30, 1998, compared to $2.2 million, or 1.10% of total loans, at December 31, 1997.

The pro forma net interest spread for the quarter ended September 30, 1998 of 2.84% was only slightly changed from 2.83% for the quarter ended September 30, 1997. The pro forma net interest margin for the quarter ended September 30, 1998 of 3.46% was only slightly changed from 3.40% for the quarter ended September 30, 1997. Pro forma net interest income for the quarter ended September 30, 1998 was $2.7 million, compared to $2.7 million for the corresponding quarter last year.

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The Company's provision for loan losses was $60,000 for the quarters ended
September 30, 1998 and 1997. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Company's portfolio, and other factors related to the collectibility of the Company's loan portfolio.

Stockholders' equity was $49.7 million at September 30, 1998, as compared to $50.4 million at December 31, 1997. Book value, or stockholders' equity, per share at September 30, 1998 was $16.02, as compared to $15.43 at December 31, 1997. The ratio of stockholders' equity to total assets was 14.9% at September 30, 1998, as compared to a pro forma ratio of stockholders' equity of 15.1% at December 31, 1997.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 7 full service locations in Fort Dodge, Nevada, Ames, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531